[KAYE SCHOLER LLP LETTERHEAD]

July 20, 2005

Jeffrey B. Werbitt
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vialta, Inc.
Schedule 13E-3, File No. 5-61971
Preliminary Proxy on Schedule 14A, File No. 0-32809
Filed on July 5, 2005

Dear Mr. Werbitt:

     On behalf of Vialta, Inc. (the “Company”) and pursuant to Item 101(a) of Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), there is submitted herewith in electronic format for filing with the Commission, Amendment No. 2 to the Company’s Schedule 13E-3 (the “Schedule 13E-3”) and Amendment No. 2 (together with Amendment No. 2 to the Schedule 13E-3, the “Amendments”) to the Company’s Schedule 14A (the “Proxy Statement”).

     The Company has authorized us to respond to the comments in the letter, dated June 22, 2005, from the Commission’s staff (the “Staff”) concerning the Proxy Statement. In addition, the other filing parties to the Schedule 13E-3 have, pursuant to the consent of their counsel, authorized us to file with the Commission the Acknowledgement attached as an exhibit to this letter. For ease of reference, we have included the Staff’s numbered comments, together with the Company’s responses. As a courtesy to the Staff, two copies of the Amendments are being provided under separate cover, along with two additional copies of the Proxy Statement that have been marked to show the changes from the preliminary proxy filed with the Commission on July 5, 2005.

Schedule 14A

Summary Term Sheet, page 1

Is there a risk that the merger will be deemed a fraudulent conveyance?, page 4

1. We note your response to prior comment 9 that a fraudulent conveyance argument could be applied to any acquisition in which a company’s own assets are being used to pay all or part of the consideration. Please revise to include the information you provided in your response letter in the proxy statement.

     The explanation provided in the prior response letter that there is a risk a transaction could be deemed a fraudulent conveyance if a substantial portion of the company’s own assets are used to pay all or a significant portion of the consideration for its acquisition has been added on page 4 as well as on page 46 of the Proxy Statement.

What are the consequences of the merger to present members of management and the board of directors?, page 6

2. We refer you to prior comment 26. We note that you provide disclosure regarding stay bonus agreements in this section and throughout your preliminary proxy. Please revise to provide a summary of the benefits received by Vialta’s officers and directors as a result of the stay bonus agreements. For example, you should disclose the aggregate cash amount received by each officer and director as a result of the stay bonus agreements and quantify the number of unvested stock options held by each officer and director that have or will accelerate in accordance with the terms of the stay bonus agreements. It may be most clear if this information is presented in tabular format.

     Stay bonus agreements were granted to Vialta’s officers, but not to any directors. To avoid any confusion, the disclosure on pages 6 and 45 has been revised to list all benefits derived by officers under the stay bonus agreements separately from benefits received by directors as a result of the acceleration of their options under the 2000 Directors Stock Option Plan. In addition, as requested, the description of the benefits received by Vialta’s officers as a result of the stay bonus agreements has been revised to include the aggregate cash amount received by each officer and the number of unvested stock options that will be accelerated in accordance with the stay bonus agreements. In addition, the description of the acceleration of options held by directors beginning on page 6 of the Proxy Statement has been revised to quantify the number of unvested stock options that will accelerate under the 2000 Directors Stock Option Plan and the merger consideration to be received.

Does the merger agreement limit the solicitation of transactions or termination of the merger agreement?, page 8

3. We note that “[I]n certain circumstances” Vialta must pay the out-of-pocket expenses actually and reasonably incurred by Victory and its affiliates up to a maximum of $250,000. Please summarize the circumstances. Also, revise to more clearly disclose that Victory is owned by the participating stockholders and they will be reimbursed for all of the out-of-pocket expenses incurred under the referenced circumstances.

     The circumstances under which Vialta must pay out-of-pocket expenses have been added to the description on page 9. In addition, a sentence has been added specifying that Victory is owned by the participating stockholders, so they will be reimbursed for out-of-pocket expenses under the referenced circumstances.

What are the U.S. federal income tax consequences of the merger to holders of Vialta stock?, page 9

4. We note your disclosure that if the deemed redemption of shares of Vialta common stock results in an “ownership change,” Vialta’s ability to use net operating loss carryforwards and certain other tax attributes may be limited. Please revise your disclosure to explain the benefits that Vialta and the participating stockholders may receive as a result of these net operating loss carryforwards if they are not limited. To the extent possible, please quantify. Also, explain the circumstances in which this transaction may be considered an “ownership change” and describe how Vialta’s ability to use the net operating loss carryforwards may be limited.

     The disclosure beginning on pages 9 and 50 of the Proxy Statement have been revised to provide the additional information requested by the Staff.

Special Factors, page 11

Structure of the Transaction, page 11

5. We refer you to prior comment 23. We note that the board discussed other strategic alternatives, such as continuing to operate the company as an ongoing business and liquidating the company. Please summarize the relative advantages and costs of these alternatives and disclose why the board determined that a sale of the company was the best alternative. See Item 1013 of Regulation M-A.

     A cross-reference to the “Alternatives to the Merger” section has been added to page 12 of the Proxy Statement. In addition, the “Alternatives to the Merger” section beginning on page 39 has been revised to include a summary of the relative advantages and costs of the various alternatives considered by the board of directors and to disclose why the board determined that the proposed sale was the best alternative.

6. We refer you to prior comment 24. Please disclose the compensation received or to be received by Needham. See Item 1015(b)(4) of Regulation M-A. Advise us whether Needham was given any instructions or limitations concerning its engagement. If any instructions or limitations were provided, please disclose them.

     Additional disclosure has been added to page 28 of the Proxy Statement specifying that Needham’s engagement was limited to a possible sale of Vialta to an unaffiliated third party. In addition, their compensation of $50,000 has been disclosed.

7. We note your response to prior comment 25 regarding the reports that Needham provided to the board with respect to its exploration of a possible sale to an unaffiliated third party. We continue to believe that your disclosure should summarize all reports prepared by Needham pursuant to Item 1015 of Regulation M-A and any written reports should be filed as exhibits pursuant to 1016 of Regulation M-A. Filing only the liquidation analysis performed by Needham does not satisfy your obligations under Item 1016. Moreover, you do not provide any legal analysis as to why, under applicable precedent,

Needham’s reports (both oral and written) are not materially related to this going private transaction. Please revise your disclosure to include the requested disclosure or provide a detailed explanation of why you believe that the report referenced above “did not materially relate to the proposed Rule 13E-3 transaction.”

     The company continues to believe that Needham’s reports, other than the previously filed liquidation analyses, are not materially related to the instant going private transaction. As noted in the response to comment number 6 above, Needham was retained to seek a strategic sale of Vialta to an unaffiliated third party and its engagement was specifically limited to transactions with such unrelated parties. The reports provided by Needham to the board of directors were limited primarily to (1) summaries of the status of its attempts to locate an unaffiliated third party buyer, including the actual companies contacted on behalf of Vialta and the responses received, (2) general information concerning the companies that expressed initial interest in a transaction, including summaries of any offers made, and (3) possible timetables and transaction structures with respect to those offers. Mr. Chan was never contacted by Needham on behalf of the Company and at the time of Needham’s retention, Mr. Chan disclaimed any interest in undertaking a going private transaction.

     Needham did not progress any third party interest beyond a preliminary stage and the preliminary indications of interest had a value substantially below Vialta’s liquidation value (inasmuch as the board of directors believed that the securities of the third parties had questionable value). While the fact that Needham, despite its best efforts, was unsuccessful in locating a third-party buyer supported the board of director’s conclusion that the proposed going private transaction is appropriate to present to the stockholders for consideration, the information contained in Needham’s reports on possible unaffiliated third party transactions (unlike the filed liquidation analyses prepared by Needham and management) was not a material element in the subsequent determination of the special committee and the board of directors concerning the going private transaction. These reports were specific to Needham’s exploration and did not include opinions, appraisals or (other than the liquidation analyses) analysis. Disclosure of Needham’s third party sale activities, and the fact that they came to no fruition, is fully set forth in the Proxy Statement and the Company respectfully submits that filing additional exhibits or additional discussion of the futile nature of these efforts would not add any meaningful information for stockholders, or any disclosure that would be material to making an informed decision concerning the going private transaction. Since nothing contained in Needham’s reports (other than the liquidation analyses) was used by the board of directors to evaluate the merger consideration or the fairness of the proposed transaction, the Company believes that such reports do not materially relate to the proposed 13E-3 transaction.

Background of the Merger, page 11

8. Disclose your response to prior comment 30 in the proxy statement.

     The description of the February 24, 2005 negotiations between the special committee and Mr. Chan on page 18 of the Proxy Statement includes a discussion of issues relating to the $5 million receivable and the ultimate resolution whereby Mr. Chan agreed to value the company assuming full collection of the $5 million receivable, and this discussion has been enhanced to incorporate elements included in response to prior comment 30. Because both parties assumed full collection of the $5 million receivable and included that amount in the per share value ascribed to the shares at that time, the Company has not considered updating their analyses of the value of the Company.

9. We refer you to prior comment 31. Your response indicates that the board of directors determined that “the securities of Company A, which constituted a significant portion of its offer, were not adequate consideration for the Company’s shareholders.” Revise to disclose this in the proxy statement. In addition, please identify Company A by name in the proxy statement. The identity of Company A is material, given your concerns about the value of the stock of this public company. You should also more specifically describe the “regulatory claims” to which Company A’s principal’s had been subject related to a predecessor business, with a view to explaining in further detail why these concerned the board so much.

     Discussion of the board of directors’ determination that the securities of Company A, which constituted a significant portion of its offer, were not adequate consideration for the Company’s stockholders, has been expanded beginning on page 15 of the Proxy Statement. In addition, disclosure has been added to page 15 of the Proxy Statement more fully discussing the various concerns the board of directors had with respect to Company A and further describing the regulatory claims with respect to the principals of Company A as “regulatory claims in multiple states related to a predecessor business, including claims concerning deceptive advertising, a violation of state licensing requirements and failure to pay annual taxes.”

     The Company respectfully submits that the identify of Company A is not material to a valuation of Company A’s offer. Vialta has disclosed on page 15 of the Proxy Statement that the offer was valued at $0.34 per share ($0.17 in cash and $0.17 in securities), which is less than the offer from Victory being submitted to stockholders for consideration. In addition, as noted above, the board of directors suspected that the long-term value of Company A’s securities was less than its listed stock price. The Proxy Statement now discloses the fact that the trading price of Company A’s securities fluctuated widely, ranging from a low of $0.70 to a high of $7.50 during the 52-week period preceding the date they first made their offer. At the time the offer was made, their stock was trading at $6.00 per share. In addition, disclosure has been added to explain that Company A is a small business filer, with fewer than 20 full-time employees and net revenues of approximately $1.5 million in each of the last two fiscal years, with a net loss in both years (based on its last annual report filed with the Commission). For the last year it has been traded on the American Stock Exchange, but was previously quoted on the OTC bulletin board. Also, Company A had recently dismissed its accountants. Given these issues, and the fact that Company A had not been able to articulate and execute on a long-term business strategy, the board of directors determined that the securities of Company A were not adequate consideration for Vialta’s stockholders.

10. We note your response to comment 33. Disclose the “projected March 31, 2005 balance sheet” that the parties used as their guide in negotiating the fair value of the company.

     The projected March 31, 2005 balance sheet has been added as Annex K to the Proxy Statement. A cross-referenced to Annex K has been added to page 18 of the Proxy Statement.

11. On page 17 of your revised preliminary proxy statement you disclose that the special committee proposed a price of $0.36 per share in cash as a starting point for negotiations. Please disclose your response to prior comment 36. In addition to including your response to prior comment 36, please discuss all other factors that the special committee considered and to which you refer generally in your comment response.

     The response to prior comment 36 has been added to page 19 of the Proxy Statement, with additional disclosure concerning the other factors the special committee considered.

Position of Vialta as to the Fairness of the Merger to Vialta’s Stockholders: Reasons for Recommending the Approval of the Merger Agreement and the Merger, page 21

12. We refer you to prior comment 42. Please clarify this risk by explaining the basis for your belief that Vialta may only have recourse against Victory. Also, clarify that Vialta may not have recourse against any of the participating stockholders.

     Disclosure has been added to page 24 of the Proxy Statement specifying the basis for the Company’s belief that it may only have recourse against Victory (i.e. because Victory is the contracting party to the merger agreement) and clarifying that, as a result, it may not have recourse against any of the participating stockholders for wrongful termination of the merger agreement.

13. Please disclose your response to prior comment 44.

     The reasons provided by the Company’s accountants as to why they may not decide to continue as the Company’s auditors have been added to page 24 of the Proxy Statement.

Opinion of the Financial Advisor to the Special Committee, page 26

14. We note that Salem compared Vialta’s financial information with that of other publicly traded companies that Salem deemed to be comparable to Vialta. For each applicable valuation method, please disclose the criteria Salem relied upon to choose these comparable companies. What was the basis for Salem’s belief that these companies were “comparable?”

     Additional disclosure concerning the criteria relied on by Salem and the basis for their belief that these companies were “comparable” has been added to page 31 of the Proxy Statement as requested by the Staff.

Position of the Participating Stockholders and Victory Acquisition Corp. as to the Fairness of the Merger to Vialta’s Stockholders, page 36

15. We refer you to prior comment 51. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction and should be discussed in your disclosure. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for shareholders. If the participating stockholders are adopting the analyses of another filing person, please disclose. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

     The disclosure starting on page 38 of the Proxy Statement has been revised in accordance with the Staff’s request.

Certain Effects of the Merger, page 37

Effect on Participating Stockholders’ Interest in Net Book Value and Net Earnings, page 39

16. We refer you to prior comment 52. Although we note that you provide the aggregate premerger interests of the participating stockholders, please revise to also disclose the premerger interests of each participating stockholder. See Instruction 3 of Item 1013 of Regulation M-A.

     The premerger interests of each of the participating stockholders has been added as a new table on page 40 of the Proxy Statement, as requested.

Closing

     As requested by the Staff, acknowledgements of the undertakings previously provided have been added as exhibits to this letter, executed (as appropriate) by each of the Company; Victory Acquisition Corp.; Fred S. L. Chan; Annie M. H. Chan; Annie M. H. Chan TR UA 07-25-95, the Annie M. H. Chan Living Trust; Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, the David Y. W. Chan Trust; Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 12-21-87, the Edward Y. C. Chan Trust; Mee Sim Lee & Sung Kook Kim & Myong Shin Kim TR UA DTD 3-16-92, the Michael Y. J. Chan Trust, Shiu Leung Chan & Annie M. H. Chan Gift Trust Dated 11/20/92; Evershine XVI, L.P.; and Everbright II, LLC.

     We hope that this letter is responsive to your comments and look forward to working with the Staff to resolve any open issues. If you have any questions or require further information, please feel free to call me.

Sincerely,
/s/ Quimby M. Pierce, Esq.
Quimby M. Pierce, Esq.
KAYE SCHOLER LLP

Exhibit to SEC Response Letter

ACKNOWLEDGEMENT

The Company acknowledges the following with respect to the Proxy Statement (File No. 0-32809) initially filed by them with the Securities and Exchange Commission on May 19, 2005, as thereafter amended:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 20, 2005

VIALTA, INC., a Delaware corporation
By:	/s/ Didier Pietri
	Name:	Didier Pietri
	Title:	Chief Executive Officer

Exhibit to SEC Response Letter

ACKNOWLEDGEMENT

Each of the Filing Persons listed below acknowledges the following with respect to the Schedule 13E-3 (File No. 5-61971) initially filed by them with the Securities and Exchange Commission on May 19, 2005, as thereafter amended:

•	the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing,

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

•	the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: July 20, 2005

VIALTA, INC., a Delaware corporation
By:	/s/ Didier Pietri
	Name:	Didier Pietri
	Title:	Chief Executive Officer

VICTORY ACQUISITION CORP., a Delaware corporation
By:	/s/ Fred S.L. Chan
	Name:	Fred S.L. Chan
	Title:	President

FRED S.L. CHAN
By:	/s/ Fred S.L. Chan

ANNIE M.H. CHAN
By:	/s/ Annie M.H. Chan

ANNIE M.H. CHAN TR UA 07-25-95, THE ANNIE M.H. CHAN LIVING TRUST
By:	/s/ Annie M.H. Chan
	Name:	Annie M.H. Chan
	Title:	Trustee

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE DAVID Y.W. CHAN TRUST
By:	/s/ Mee Sim Lee
	Name:	Mee Sim Lee
	Title:	Trustee

By:	/s/ Sung Kook Kim
	Name:	Sung Kook Kim
	Title:	Trustee

By:	/s/ Myong Shin Kim
	Name:	Myong Shin Kim
	Title:	Trustee

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 12-21-87, THE EDWARD Y.C. CHAN TRUST
By:	/s/ Mee Sim Lee
	Name:	Mee Sim Lee
	Title:	Trustee

By:	/s/ Sung Kook Kim
	Name:	Sung Kook Kim
	Title:	Trustee

By:	/s/ Myong Shin Kim
	Name:	Myong Shin Kim
	Title:	Trustee

MEE SIM LEE & SUNG KOOK KIM & MYONG SHIN KIM TR UA DTD 3-16-92, THE MICHAEL Y.J. CHAN TRUST
By:	/s/ Mee Sim Lee
	Name:	Mee Sim Lee
	Title:	Trustee

By:	/s/ Sung Kook Kim
	Name:	Sung Kook Kim
	Title:	Trustee

By:	s/ Myong Shin Kim
	Name:	Myong Shin Kim
	Title:	Trustee

SHIU LEUNG CHAN & ANNIE M. H. CHAN GIFT TRUST DATED 11/20/92
By:	/s/ Mee Sim Lee
	Name:	Mee Sim Lee
	Title:	Trustee

By:	/s/ Sung Kook Kim
	Name:	Sung Kook Kim
	Title:	Trustee

EVERSHINE XVI, L.P.
By:	/s/ Annie M.H. Chan
	Name:	Annie M.H. Chan
	Title:	For Everbright II, LLC (General Partner), As Managing Member

EVERBRIGHT II, LLC
By:	/s/ Annie M.H. Chan
	Name:	Annie M.H. Chan
	Title:	As Managing Member of General Partner for Evershine XVI, L.P.

By:	/s/ Fred Shiu Leung Chan
	Name:	Fred Shiu Leung Chan
	Title:	As Managing Member of General Partner for Evershine XVI, L.P.